Exhibit 99.1

PRECISION DRILLING CORPORATION

First Quarter Report for the three months ended March 31, 2025 and 2024

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this report.

Precision Drilling Corporation ("Precision" or the "Company") (TSX:PD; NYSE:PDS) announces 2025 first quarter results, confirms shareholder return targets, and lowers 2025 capital budget.

Financial Highlights

•	Revenue in the first quarter was $496 million compared to $528 million realized in the same period last year as strong drilling activity in Canada was offset by lower U.S. drilling activity.

•	Adjusted EBITDA(1) was $137 million and included $3 million of restructuring costs and $3 million of share-based compensation expense. In 2024, first quarter Adjusted EBITDA(1) was $143 million and included share-based compensation expense of $23 million.

•	First quarter net earnings attributable to shareholders was $35 million or $2.52 per share and comparable to $37 million or $2.53 per share in 2024. Precision has consistently delivered positive net earnings since mid-2022.

•	Cash provided by operations during the quarter was $63 million, allowing the Company to repurchase $31 million of common shares and repay $17 million of debt.

•	Capital expenditures were $60 million and the Company has lowered its 2025 capital budget to $200 million versus the $225 million previously announced.

•	Precision remains committed to repaying at least $100 million of debt in 2025 and allocating 35% to 45% of free cash flow, before debt repayments, to share buybacks.

Operational Highlights

•	Canada's activity averaged 74 drilling rigs in the first quarter and surpassed the 73 active rigs in the same period last year.

•	Canadian revenue per utilization day was $35,601 and comparable to the $35,596 in the first quarter of 2024.

•	U.S. activity averaged 30 drilling rigs compared to 38 in the same period last year.

•	U.S. revenue per utilization day was US$33,157, which included US$1,263 per utilization day for idle but contracted rig revenue, versus US$32,867 in the first quarter of last year.

•	Internationally, we had eight rigs active in the first quarter, consistent with the first quarter of 2024, and realized revenue of US$36 million compared to US$38 million in 2024.

•	Service rig operating hours decreased 10% compared to the same quarter last year due to customer project deferrals and impacts of an earlier spring break up in Canada, plus lower U.S. activity.

(1)          See “FINANCIAL MEASURES AND RATIOS.”

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024	% Change
Revenue	496,331	527,788	(6.0)
Adjusted EBITDA(1)	137,497	143,149	(3.9)
Net earnings	34,947	36,516	(4.3)
Net earnings attributable to shareholders	34,511	36,516	(5.5)
Cash provided by operations	63,419	65,543	(3.2)
Funds provided by operations(1)	109,842	117,765	(6.7)

Cash used in investing activities	57,202	75,237	(24.0)
Capital spending by spend category(1)
Expansion and upgrade	19,546	14,370	36.0
Maintenance and infrastructure	40,419	41,157	(1.8)
Proceeds on sale	(3,765)	(5,186)	(27.4)
Net capital spending(1)	56,200	50,341	11.6

Net earnings attributable to shareholders per share :
Basic	2.52	2.53	(0.4)
Diluted	2.20	2.53	(13.0)
Weighted average shares outstanding:
Basic	13,683	14,407	(5.0)
Diluted	14,287	14,410	(0.9)

(1)	See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended March 31,
	2025	2024	% Change
Contract drilling rig fleet	215	214	0.5
Drilling rig utilization days:
Canada	6,680	6,617	1.0
U.S.	2,691	3,453	(22.1)
International	720	728	(1.1)
Revenue per utilization day:
Canada (Cdn$)	35,601	35,596	0.0
U.S. (US$)	33,157	32,867	0.9
International (US$)	49,419	52,808	(6.4)
Operating costs per utilization day:
Canada (Cdn$)	20,822	19,959	4.3
U.S. (US$)	23,568	21,719	8.5

Service rig fleet	153	183	(16.4)
Service rig operating hours	66,986	74,505	(10.1)

Drilling Activity

	Average for the quarter ended 2024				Average for the quarter ended 2025
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count(1):
Canada	73	49	72	65	74
U.S.	38	36	35	34	30
International	8	8	8	8	8
Total	119	93	115	107	112
(1)	Average number of drilling rigs working or moving.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2025	December 31, 2024
Working capital(1)	(45,033)	162,592
Cash	28,245	73,771
Long-term debt	567,824	812,469
Total long-term financial liabilities(1)	632,369	888,173
Total assets	2,915,984	2,956,315
Long-term debt to long-term debt plus equity ratio (1)	0.25	0.33
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Summary for the three months ended March 31, 2025:

•	Revenue was $496 million compared to $528 million in the first quarter of 2024 as strong drilling activity in Canada was offset by lower U.S. drilling activity.

•	Adjusted EBITDA decreased to $137 million from $143 million, primarily due to lower drilling activity in the U.S. and restructuring costs of $3 million that were partially offset by lower share-based compensation expense. Please refer to “Other Items” later in this report for additional information on share-based compensation.

•	Adjusted EBITDA as a percentage of revenue was relatively stable at 28% compared to 27% in 2024.

•	Net earnings attributable to shareholders was $35 million or $2.52 per share and comparable with $37 million or $2.53 per share for the same period last year. On a diluted basis, net earnings attributable to shareholders was $2.20 versus $2.53 in 2024.

•	Cash provided by operations was $63 million, allowing the Company to repurchase 408,973 shares for $31 million, reduce debt by $17 million by repaying the outstanding balance on the Senior Credit Facility, and end the quarter with $28 million of cash and almost $550 million of available liquidity.

•	In Canada, revenue per utilization day was $35,601, consistent with the first quarter of 2024. Canadian operating costs per utilization day increased 4% to $20,822, mainly due to wage increases and Super Single rig reactivations. First quarter revenue and operating costs per utilization day were consistent with the fourth quarter of 2024.

•	In the U.S. revenue per utilization day, excluding idle but contracted rig revenue of US$1,263, was US$31,894 compared with US$32,867 in the first quarter of last year. First quarter revenue per utilization day, excluding idle but contracted rig revenue, increased by 4% from the fourth quarter of 2024.

•	U.S. operating costs per utilization day increased 9% to US$23,568 compared to the same quarter last year due to higher mobilization costs, additional rig reactivations, and fixed costs being spread over fewer activity days. These same factors caused operating costs per utilization per day in the first quarter to rise 9% compared to the fourth quarter of 2024.

•	Internationally, we realized revenue of US$36 million from eight active drilling rigs, which is similar to the US$38 million generated in the first quarter of 2024.

•	Completion and Production Services revenue was $79 million, a decrease of $8 million from 2024, as service rig operating hours decreased 10% due to a number of customer project deferrals and an earlier spring break up in Canada, plus less activity in the U.S. Adjusted EBITDA was $18 million, representing 22% of revenue compared to 21% in the first quarter of 2024.

•	General and administrative expenses were $30 million compared with $45 million in the first quarter of 2024 primarily due to lower share-based compensation expense.

•	Capital expenditures increased slightly to $60 million versus $56 million in 2024 and by spend category included $40 million for the maintenance of existing assets, infrastructure, and intangible assets and $20 million for expansion and upgrades. Precision has lowered its 2025 capital budget to $200 million.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Precision’s 2025 strategic priorities and the progress made during the first quarter are as follows:

1.	Maximize free cash flow through disciplined capital deployment and strict cost management.

•	Generated cash from operations of $63 million, allowing the Company to reduce debt and buy back shares.

•	Proactively reduced fixed cost structure to address market uncertainty and expect to realize approximately $10 million in annual savings.

•	Reduced our 2025 capital budget to $200 million versus the $225 million previously announced.

2.	Enhance shareholder returns through debt reduction and share repurchases. Plan to reduce debt by at least $100 million and allocate 35% to 45% of free cash flow before debt repayments for share repurchases.

•	Returned $31 million of capital to shareholders by repurchasing 408,973 shares during the quarter.

•	Reduced debt by $17 million and ended the quarter with almost $550 million of available liquidity.

•	Remain committed to reducing debt by at least $100 million in 2025 and allocating 35% to 45% of free cash flow, before debt repayments, directly to shareholders.

3.	Grow revenue in existing service lines through contracted upgrades, optimized pricing and utilization, and opportunistic consolidating tuck-in acquisitions.

•	Increased Canadian rig utilization, averaging 74 active rigs for the first quarter versus 73 in 2024.

•	Maintained strong pricing in Canada with revenue per utilization per day of $35,601, aligning with an average day rate of $35,596 in the first quarter of 2024.

•	Invested $20 million in expansion and upgrade capital to enhance our drilling rigs.

•	Current market conditions and commodity price volatility make acquisitions less likely in the near term.

OUTLOOK

Near-term expectations for global energy demand growth have been tempered by several geopolitical events including OPEC+ easing of curtailments, trade policy uncertainty, and international conflicts. However, we believe the long-term fundamentals for energy demand are positive, driven by economic growth, increasing demand from emerging economies, and new energy sources of power demand.

In Canada, the Trans Mountain pipeline expansion, which became operational in May of 2024, combined with the imminent startup of LNG Canada will provide significant tidewater access for Canadian crude oil and natural gas, supporting Canadian drilling activity. In the U.S., the next wave of LNG export terminals is expected to add approximately 13 bcf/d of export capacity over the next five years, supporting U.S. natural gas drilling activity beyond domestic demand growth and further supporting natural gas drilling.

Our Canadian drilling activity peaked at 82 rigs in the first quarter with our Super Triple and Super Single rigs nearly fully utilized. We expect the traditional spring breakup period this year to have a historically small impact on our activity, as strong demand for our growing fleet of pad-capable rigs should allow 45 to 48 rigs to continue operating during this period versus 43 last year. Despite trade and tariff uncertainty and oil prices falling to approximately US$60 per barrel, we have not experienced any meaningful changes in customer demand or their longer-term plans. Overall, we expect our Canadian drilling activity to be up for the first half of the year compared to the first six months of 2024.

In the U.S., we have modestly increased our activity levels from the fourth quarter, currently operating 34 rigs, primarily by capitalizing on the emerging opportunities in natural gas plays. With significant LNG export capacity expansion underway in the U.S., we believe our market positioning for these increasing LNG opportunities is constructive.

North American industry activity in the second half of this year will depend largely on customer realized cash flows and their capital allocation priorities. We believe industry capital discipline will remain a stabilizing market feature muting our customers’ short-term response to volatile commodity prices. However, global events and conflicts, including unexpected OPEC+ production increases, trade and tariff uncertainty, and geopolitical conflicts have the potential to impact global economic growth and access to commodity supplies, creating a range of commodity price scenarios which are difficult to predict.

Internationally, we have eight rigs on term contracts, five in Kuwait and three in the Kingdom of Saudi Arabia. The majority of these rigs are under five-year term contracts that extend into 2027 and 2028, providing predictable cash flow for the next few years. In May and for the remainder of the year, we expect seven active rigs compared to eight for the first four months of the year but with no material impact on our 2025 cash flow. We continue to look for opportunities to leverage our international expertise.

As the premier well service provider in Canada, the outlook for this business remains strong, driven by increased takeaway capacity from Trans Mountain pipeline expansion and LNG Canada, and increased regulatory spending requirements for abandonment work. With continued labour constraints, we expect firm pricing into the foreseeable future.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at April 23, 2025. For those quarters ending after March 31, 2025, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at April 23, 2025	Average for the quarter ended 2024				Average	Average for the quarter ended 2025				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2024	Mar. 31	June 30	Sept. 30	Dec. 31	2025
Average rigs under term contract:
Canada	24	22	23	23	23	20	19	18	14	18
U.S.	20	17	17	16	18	16	15	11	8	13
International	8	8	8	8	8	8	7	7	7	7
Total	52	47	48	47	49	44	41	36	29	38

Seasonality

In Canada, because of the seasonal nature of well site access, term contracted rigs normally generate 250 utilization days, with some pad drilling rigs trending toward 350 days. Accordingly, our anticipated Canadian rigs under term contract may fluctuate as customers complete their commitments earlier than projected. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. In accordance with the seasonality of our business and varying levels of rig count, we generally experience builds of working capital in the first and third quarters and releases of working capital in the second and fourth quarters.

Capital Spending and Free Cash Flow Allocation

Capital spending in 2025 is expected to be $200 million, a decrease of $25 million from our previously announced estimate. Capital spending by spend category is expected to include $158 million for maintenance, infrastructure, and intangibles and $42 million for expansion and upgrades. We expect to spend $178 million in the Contract Drilling Services segment, $19 million in the Completion and Production Services segment and $3 million in the Corporate segment. At March 31, 2025, Precision had capital commitments of $127 million with payments expected through 2027. We remain committed to our debt reduction plans and in 2025 expect to reduce debt by at least $100 million and allocate 35% to 45% of free cash flow before debt repayments for share repurchases, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times.

(1)	See “FINANCIAL MEASURES AND RATIOS.”

Commodity Prices

First quarter average West Texas Intermediate decreased 7% while Western Canadian Select increased 2% as compared with the same period last year. The average Henry Hub natural gas price increased 85% while AECO declined 3%.

	For the three months ended March 31,		Year ended December 31,
	2025	2024	2024
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	71.42	76.97	75.73
Western Canadian Select (per barrel) (US$)	58.80	57.70	61.24
Natural gas
United States
Henry Hub (per MMBtu) (US$)	3.87	2.09	2.41
Canada
AECO (per MMBtu) (CDN$)	2.12	2.19	1.39

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2025	2024	% Change
Revenue:
Contract Drilling Services	419,457	443,367	(5.4)
Completion and Production Services	79,330	87,087	(8.9)
Inter-segment eliminations	(2,456)	(2,666)	(7.9)
	496,331	527,788	(6.0)
Adjusted EBITDA:(1)
Contract Drilling Services	136,016	153,673	(11.5)
Completion and Production Services	17,546	18,605	(5.7)
Corporate and Other	(16,065)	(29,129)	(44.8)
	137,497	143,149	(3.9)
Depreciation and amortization	75,036	78,213	(4.1)
Gain on asset disposals	(2,872)	(3,237)	(11.3)
Foreign exchange	367	394	(6.9)
Finance charges	15,760	18,369	(14.2)
Gain on investments and other assets	(49)	(228)	(78.5)
Net earnings before income tax	49,255	49,638	(0.8)
Income taxes	14,308	13,122	9.0
Net earnings	34,947	36,516	(4.3)
Non-controlling interest	436	—	100.0
Net earnings attributable to shareholders	34,511	36,516	(5.5)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change
Revenue	419,457	443,367	(5.4)
Expenses:
Operating	272,412	276,692	(1.5)
General and administrative	11,029	13,002	(15.2)
Adjusted EBITDA(1)	136,016	153,673	(11.5)
Adjusted EBITDA as a percentage of revenue(1)	32.4%	34.7%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Canadian onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	74	214	73	208
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

United States onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	30	572	38	602
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Revenue from Contract Drilling Services fell 5% to $419 million, mainly due to lower U.S. activity. In comparison to the same quarter last year, U.S. drilling rig utilization days (drilling days plus move days) decreased 22% to 2,691 days. This was in part offset by US$3 million in revenue from idle but contracted rigs in the U.S. compared to nil last year.

Adjusted EBITDA decreased 12% to $136 million and was affected by higher operating costs per utilization day in both the U.S. and Canada and $2 million of restructuring costs. In the U.S. operating costs increased 9% to US$23,568 due to higher mobilization costs, two additional rig reactivations, and fixed costs being spread over fewer activity days. In Canada, operating costs per utilization day increased 4% to $20,822, mainly due to wage increases and Super Single rig reactivations.

In Canada, 33% of our utilization days were generated from rigs under term contract in first quarter of 2025 and 2024. In the U.S., 55% of utilization days were generated from rigs under term contract similar to the 56% in 2024.

Our general and administrative expenses decreased $2 million as compared with 2024 primarily as a result of lower share-based compensation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change
Revenue	79,330	87,087	(8.9)
Expenses:
Operating	59,112	65,480	(9.7)
General and administrative	2,672	3,002	(11.0)
Adjusted EBITDA(1)	17,546	18,605	(5.7)
Adjusted EBITDA as a percentage of revenue(1)	22.1%	21.4%
Well servicing statistics:
Number of service rigs (end of period)	153	183	(16.4)
Service rig operating hours	66,986	74,505	(10.1)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Completion and Production Services revenue was $79 million, a decrease of $8 million from 2024 as well service rig operating hours decreased 10% due to a number of customer project deferrals and an earlier spring break up in Canada, plus lower U.S activity as we began to consolidate our U.S. operations into our Canadian well service business. Completion and Production Services generated 2% of its revenue from U.S. operations, compared with 5% in 2024.

Adjusted EBITDA was $18 million, representing 22% of revenue compared to 21% in the first quarter of 2024.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $16 million as compared with negative Adjusted EBITDA of $29 million in 2024. Our improved current quarter Adjusted EBITDA was impacted by lower share-based compensation expense.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2024 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2025	2024
Cash settled share-based incentive plans	403	21,759
Equity settled share-based incentive plans	2,427	875
Total share-based incentive compensation plan expense	2,830	22,634

Allocated:
Operating	1,128	5,252
General and Administrative	1,702	17,382
	2,830	22,634

Cash settled share-based compensation expense for the quarter was $0.4 million as compared with $22 million in 2024. The lower expense in 2025 was primarily due to our lower share price performance as compared with 2024.

During the first quarters of 2024 and 2025, we issued Executive Restricted Share Units (Executive RSUs) to certain senior executives. Accordingly, our equity-settled share-based compensation expense for the quarter was $2 million as compared with $1 million in 2024.

As at March 31, 2025, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet in order to have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$375 million (extendible, revolving term credit facility with US$375 million accordion feature)	Nil drawn and US$51 million in outstanding letters of credit	General corporate purposes	June 28, 2027
Operating facilities (secured)
$40 million	Undrawn, except $9 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$30 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$160 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

In the first quarter of 2025, we reduced debt by $17 million comprised of a US$12 million repayment on our Senior Credit Facility. As at March 31, 2025, we had $806 million outstanding under our Senior Credit Facility and unsecured senior notes as compared with $822 million at December 31, 2024. The current blended cash interest cost of our debt is approximately 6.9%.

Senior Credit Facility

Our Senior Credit Facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

The Senior Credit Facility matures on June 28, 2027. The Senior Credit Facility contains a springing maturity date provision such that if any specified unsecured debt, including our 2026 unsecured senior notes, remains outstanding 90 days prior to their maturity date, then the Senior Credit Facility shall mature. We intend to use available operating cash flows and/or proceeds from the Senior Credit Facility to redeem the 2026 unsecured senior notes prior to the springing maturity date of October 14, 2025.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants, including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

As at March 31, 2025, the 2026 unsecured senior notes were reclassified from long-term to current, as they are due on January 15, 2026. For further information, please see the unsecured senior note indentures which are available on SEDAR+ and EDGAR.

Covenants

As at March 31, 2025, we were in compliance with the covenants of our Senior Credit Facility.

	Covenant	At March 31, 2025
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.01
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	7.92
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended March 31,		At December 31,
	2025	2024	2024
Canada-U.S. foreign exchange rates
Average	1.44	1.35	—
Closing	1.44	1.35	1.44

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying value of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar-denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2024			2025
Quarters ended	June 30	September 30	December 31	March 31
Revenue	429,214	477,155	468,171	496,331
Adjusted EBITDA(1)	115,121	142,425	120,526	137,497
Net earnings	20,701	39,183	14,930	34,947
Net earnings attributable to shareholders	20,701	39,183	14,795	34,511
Net earnings attributable to shareholders per basic share	1.44	2.77	1.06	2.52
Net earnings attributable to shareholders per diluted share	1.44	2.31	1.06	2.20
Funds provided by operations(1)	111,750	113,322	120,535	109,842
Cash provided by operations	174,075	79,674	162,791	63,419

(Stated in thousands of Canadian dollars, except per share amounts)	2023			2024
Quarters ended	June 30	September 30	December 31	March 31
Revenue	425,622	446,754	506,871	527,788
Adjusted EBITDA(1)	142,093	114,575	151,231	143,149
Net earnings	26,900	19,792	146,722	36,516
Net earnings attributable to shareholders	26,900	19,792	146,722	36,516
Net earnings attributable to shareholders per basic share	1.97	1.45	10.42	2.53
Net earnings attributable to shareholders per diluted share	1.63	1.45	9.81	2.53
Funds provided by operations(1)	136,959	91,608	145,189	117,765
Cash provided by operations	213,460	88,500	170,255	65,543
(1)	See “FINANCIAL MEASURES AND RATIOS.”

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2024 Annual Report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at December 31, 2024, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), were effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2025, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2025	2024
Adjusted EBITDA by segment:
Contract Drilling Services	136,016	153,673
Completion and Production Services	17,546	18,605
Corporate and Other	(16,065)	(29,129)
Adjusted EBITDA	137,497	143,149
Depreciation and amortization	75,036	78,213
Gain on asset disposals	(2,872)	(3,237)
Foreign exchange	367	394
Finance charges	15,760	18,369
Gain on investments and other assets	(49)	(228)
Income taxes	14,308	13,122
Net earnings	34,947	36,516
Non-controlling interests	436	—
Net earnings attributable to shareholders	34,511	36,516

Funds Provided by (Used in) Operations

We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2025	2024
Capital spending by spend category
Expansion and upgrade	19,546	14,370
Maintenance, infrastructure and intangibles	40,419	41,157
	59,965	55,527
Proceeds on sale of property, plant and equipment	(3,765)	(5,186)
Net capital spending	56,200	50,341
Purchase of investments and other assets	11	—
Receipt of finance lease payments	(208)	(191)
Changes in non-cash working capital balances	1,199	25,087
Cash used in investing activities	57,202	75,237

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Current assets	481,111	501,284
Current liabilities	(526,144)	(338,692)
Working capital	(45,033)	162,592

Total Long-term Financial Liabilities

We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Total non-current liabilities	688,940	935,624
Deferred tax liabilities	(56,571)	(47,451)
Total long-term financial liabilities	632,369	888,173

Non-GAAP Ratios

We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue

We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity

We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage. For the period ended March 31, 2025 long-term debt includes long-term debt plus current portion of long-term debt as reported in our Consolidated Interim Consolidated Statements of Financial Position.

Net Debt to Adjusted EBITDA

We believe that the Net Debt (long-term debt plus current portion of long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations. For the period ended March 31, 2025 long-term debt includes long-term debt plus current portion of long-term debt as reported in our Consolidated Interim Consolidated Statements of Financial Position.

Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2025;

•	our capital expenditures, free cash flow allocation and debt reduction plans for 2025 and beyond;

•	anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2025;

•	the average number of term contracts in place for 2025;

•	customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;

•	potential commercial opportunities and rig contract renewals; and

•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	our ability to react to customer spending plans as a result of changes in oil and natural gas prices;

•	the status of current negotiations with our customers and vendors;

•	customer focus on safety performance;

•	existing term contracts are neither renewed nor terminated prematurely;

•	our ability to deliver rigs to customers on a timely basis;

•	the impact of an increase/decrease in capital spending; and

•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;

•	fluctuations in the level of oil and natural gas exploration and development activities;

•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;

•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;

•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;

•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;

•	liquidity of the capital markets to fund customer drilling programs;

•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;

•	the impact of weather and seasonal conditions on operations and facilities;

•	the impact of tariffs and trade disputes;

•	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;

•	ability to improve our rig technology to improve drilling efficiency;

•	general economic, market or business conditions;

•	the availability of qualified personnel and management;

•	a decline in our safety performance which could result in lower demand for our services;

•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;

•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;

•	fluctuations in foreign exchange, interest rates and tax rates; and

•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2024, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.